

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com



June 22, 2005

By Sedar Filing

Ontario Securities Commission
Autorite des Marches Financiers (Quebec Sec
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Board of Directors and Officers - Altai Resources Inc.

At the Annual General Shareholders meeting of Altai Resources Inc. (the "Company") held on June 16, 2005, the following persons have been elected as Directors of the Company:-

Niyazi Kacira, Ph.D., P.Eng., MBA, FGAC – President and CEO
K. Sethu Raman, Ph.D., FGAC
Rejean Paul, P.Eng., Geoph.
William Denning, MA

On June 16, 2005, the Board of directors of the Company has appointed Maria Au as the Secretary-Treasurer of the Company.

Yours sincerely,
ALTAI RESOURCES INC.

Maria Au
Secretary-Treasurer

Copy By Mail to :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

Copy By eMail to :

Standard & Poor's Corporation - Attn: Corporate Files Department
Bolton & Bolton - Attn: Mr. Doug Bolton
Computershare Trust Company of Canada - Attn: Ms. Shirley Yuen

atcr100~DirectorsOfficer.Sedar.50622/ik